SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

REPUBLIC OF PANAMA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2005

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Federico Humbert Arias

Ambassador of Panama

Embassy of Panama

2862 McGill Terrace, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

REPUBLIC OF PANAMA (THE “REPUBLIC”)

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

No such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

No such provisions.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

No such circumstances.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

The internal funded debt of the Republic as of December 31, 2005 totaled $2,459.6 billion.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

	As of December 31, 2005
I) External Funded Debt by Type of Currency**
Repayable in U.S. Dollars	US$	7,097,106,648.54
Repayable in Japanese Yen		¥8,371,350,931.00
Repayable in Pounds Sterling	GBP	560,471.46
Repayable in Swiss Francs	SFR	4,204,424.37
Repayable in Swedish Kronas	SKR	6,550,736.76
Repayable in Canadian Dollars	CDN$	1,742,637.14
Repayable in Venezuelan Bolivares	BOL	8,185,226.56
Repayable in Euro	EUR	9,484,580.42
Repayable in Korean Won	KRW	22,463,325,170.00
IMF Special Drawing Rights		21,765,825.74
IADB Units of Account		185,541,549.25
IBRD Single Currency Pool Units		2,558.99
IBRD Pool Units		1.098.25

II) External Funded Debt by Type of Interest Rate (in US$ Equivalent) (in millions)

Floating Rate		1,389.80
Fixed Rate		6,189.90
Total		7,579.70

**	Includes debt of the Central Government of the Republic and other public sector entities. Also includes short-term maturities of outstanding debt that was funded debt at the time of issue.

In addition, please see Table No. 26 entitled “External Debt Guaranteed by the Republic—Decentralized Institutions” on page D-75 of Exhibit D, which sets forth the outstanding external debt of decentralized institutions guaranteed by the Republic as of December 31, 2005.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to the Section entitled “Public Sector Debt” which appears on pages D-68 to D-73 of Exhibit D, and Table No. 25 entitled “External Direct Debt of the Republic Central Government” on page D-74 and Table No. 27 entitled “Internal Securities Debt of the Republic Outstanding on December 31, 2005” on page D-76 of Exhibit D.

4.     (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

Not applicable.***

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.***

(3) Total amount otherwise outstanding.

Not applicable.***

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.***

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a) Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

As of December 31, 2005, the internal floating indebtedness of the Republic totaled $192.1 million.

(b) External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

As of December 31, 2005, the Republic had none.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to Table No. 12 entitled “Central Government Operations” on pages D-51 of Exhibit D.

***	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

7.     (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

None.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Reference is made to page D-52 and Table No. 14 entitled “International Reserves” on page D-53 of Exhibit D.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to Table No. 18 entitled “Composition of Merchandise Exports, F.O.B.”, Table No. 19 entitled “Composition of Merchandise Imports, C.I.F.” and Table No. 20 entitled “Direction of Merchandise Trade” on pages D-63 to D-65 of Exhibit D.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Reference is made to Table No. 21 entitled “Balance of Payments” on page D-67 of Exhibit D. Figures were calculated pursuant to the V Version of the Balance of Payment Manual prepared by the International Monetary Fund.

This annual report comprises:

(a) Pages numbered 1 to 6 consecutively.

(b) The following exhibits:

Exhibit A:    None.

Exhibit B:    None.

Exhibit C:    Copy of the 2006 Annual Budget of the Republic (in Spanish) – filed in paper format under cover of Form SE.

Exhibit D:    Current Description of the Republic.

(c) Such additional Exhibits as may be filed by the Republic by amendment to this Annual Report.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof, and any amendments to such instructions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on the 29th day of September, 2006.

REPUBLIC OF PANAMA

By:	/S/ HÉCTOR E. ALEXANDER H.
Héctor E. Alexander H.
Vice Minister of the Ministry of Economy and Finance of the Republic of Panama

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None.

B:	None.

C:	Copy of the Annual Budget of the Republic as in effect for 2006.	*

D:	Current Description of the Republic.

*	Filed in paper format under cover of Form SE.